================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  23 March 2007

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Stuart MacKenzie
    ------------------------------------
Name Stuart MacKenzie
Title: Group Secretary & General Counsel

Date: 23 March 2007

                                                                     APPENDIX 3X
                                              INITIAL DIRECTOR'S INTEREST NOTICE

                                                                    Rule 3.19A.1
                                   APPENDIX 3X

                       INITIAL DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY LIHIR GOLD LIMITED
ARBN           069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR    Michael Anthony Etheridge
DATE OF APPOINTMENT 20 March 2007

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

NUMBER & CLASS OF SECURITIES

----------
+    See chapter 19 for defined terms.


11/3/2002                                                     Appendix 3X Page 1

APPENDIX 3X
INITIAL DIRECTOR'S INTEREST NOTICE

PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS NOT THE REGISTERED HOLDER

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

NAME OF HOLDER & NATURE OF INTEREST     NUMBER & CLASS OF SECURITIES
-----------------------------------     ----------------------------
Note: Provide details of the
circumstances giving rise to the
relevant interest.

Tectonex Geoconsultants Pty Ltd, as     46,296 ordinary shares acquired in
trustee for the Etheridge               exchange for shares held in Ballarat
Superannuation Fund.                    Goldfields NL pursuant to the scheme of
                                        arrangement between the company and
                                        Ballarat Goldfields NL.

PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

DETAIL OF CONTRACT                      Nil

NATURE OF INTEREST                      ________________________________________

NAME OF REGISTERED HOLDER               ________________________________________
(IF ISSUED SECURITIES)

NO. AND CLASS OF SECURITIES TO WHICH    ________________________________________
INTEREST RELATES

----------
+    See chapter 19 for defined terms.


Appendix 3X Page 2                                                     11/3/2002